April 2, 2025

Franco E. Harris
President
Capital One Funding, LLC
1600 Capital One Drive
Room 27907A
McLean, Virginia 22102

        Re: Capital One Funding, LLC
            Capital One Multi-Asset Execution Trust
            Capital One Master Trust
            Registration Statement on Form SF-3
            File Nos. 333-285591, 333-285591-01, and 333-285591-02
Dear Franco E. Harris:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
 April 2, 2025
Page 2
Form of Prospectus
Prospectus Summary, page 6

2. The diagrams illustrating the application priority of Card series Finance Charge
       Amounts on page 32 and Card series Principal Amounts on page 33 indicate that both amounts will ultimately flow to the transferor. Please revise both diagrams to name
       Capital One Funding, LLC as transferor in a manner consistent with how Capital One
       Funding, LLC is identified both by name and as depositor in the diagram depicting the flow of funds on page 26.
The Master Trust
Addition of Master Trust Assets, page 76

3. We note your disclosure here and elsewhere throughout the prospectus that additional accounts may be designated to the Master Trust Portfolio, subject to the satisfaction of certain conditions. Please revise your prospectus where appropriate to include disclosure about the nature of the review of such additional accounts performed by the depositor or sponsor as required by Rule 193 and whether the receivables related to such accounts deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. Refer to Securities Act Rule 193 and Items
       1111(a)(7), 1111(a)(8), and 1111(g)(8) of Regulation AB.
Annex I
The Master Trust Portfolio, page A-I-1

4. We note your disclosure here and elsewhere throughout the prospectus that the accounts that comprise Master Trust Portfolio may contain delinquent receivables.
       Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General
       Instruction I.B.1(e) of Form SF-3.
Part II
Item 14. Exhibits., page II-2

5. Please file the articles of organization of Capital One Funding, LLC, or instruments corresponding thereto, as currently in effect and any amendments thereto. Refer to
       Item 601(b)(3)(i) of Regulation S-K.
 April 2, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donial Dastgir at 202-551-3039 or Arthur Sandel at 202-551-3262
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance